SEQUOIA CAPITAL DUBBED COVID THE BLACK SWAN OF 2020.

GZI is a different kind of animal.

GZI

gzihub.com | Sean Adler: CEO | 303-519-3561 | sadler@gzihub.com

PURPOSE

GZI uses alternative financial data to help customers get shorty and prevent meme-stock volatility

PROBLEM

Global economic trends have changed permanently

COVID impacts the lives of people globally. Pew Research Center reported that roughly half of non-retired adults say the economic consequences of COVID will complicate their financial goals.

Many investors still rely heavily on traditional data that lack transparency, streamlined delivery, and alternative viewpoints.

The respective five year returns for AI/ML, systematic, and normal hedge funds:
7.6%, 5.22%, 6.03%.

GZI

SOLUTION

GZI delivers results through data

GZI delivers cutting edge alternative data to users in search of higher returns and less volatility. Alternative data helps investors get more accurate, faster, and granular insights/metrics.

Our 2020 & 2021

RESULTS

2020:
51% higher than robo advisors

2021:
23% higher than robo advisors

Consistently on par with the top hedge funds in the world

We resell the industry agnostic and sector specific alternative data used to outperform some of the top funds on Wall St., back to clients across more than 4 continents and 16 countries.

GZI

MARKET

We address emerging trends within existing markets

Alternative Data
Defensive moat within B2B opportunity. Projected bottoms-up TAM is $15m in 18 months.

Cryptocurrency AUM
Cryptocurrency is being regulated the same as financial services

Total Hedge Fund AUM
Massive existing TAM


$3.5M
Alternative Data
$3.8B
Cryptocurrency AUM
$3.2T
AUM Worldwide

COMPETITION

GZI works at the intersection of existing markets

Flexible Adoption
Data-driven products mimic results without regulatory burdens

Competitive Results
Our data delivers hedge-fund results at start-up pricing


Hedge Funds
wealthfront
Marcus:
by Goldman Sachs
GZI
eSignal
TradingView
xignite
ice
Trading Platforms
Data Services

PRODUCT

Cutting-edge data with an engaging interface


Content
Read More
North America
Western Europe
Here's What People Are Saying
Shaun C.
Wonkyung Lee

Groundbreaking data

Beautiful design

REVENUE MODEL

Key revenue channels

Data

Provides customers the same trading ability without overstepping regulations

Structured Products

Data can be restructured for cross-selling opportunities with more advanced features

Licensing Agreements

Signed NDAs from hedge funds and ETF managers

Global Market

Internationally applicable solution is easily distributed worldwide

GZI

Customers rave about GZI predicting trends before COVID existed

“

GZI's proprietary strategies enabled me to achieve a return of 56.05% on my portfolio from October 2019 to March 2021. I'll definitely be conserving his methods for future decisions.

Shawn C.

“

I met Sean at dinner with some friends back in November 2019 where he introduced us to his company and its trading methodology. When I asked for a name to invest in, he mentioned Moderna (MRNA) as a solid pharma company. At the time, it was trading at $18. My husband and I talk about Sean every time we see the stock achieve new highs.

Wonkyung Lee

TEAM

All-star team across sectors and networks



Sean Adler
CEO, Cofounder

Screened Biotech Ventures During COVID for Alumni Angels

Outperformed 95% of Wall St. in 2020

Founder Institute
Johns Hopkins University



Matt Mandell
Industry Advisor

Top Rated Mentor at Founder Institute Since 2009

2 Exits

Entrepreneurs' Organization
Founder Institute



Lexington Blood
Financial Advisor

Partner at 7BC.VC and LB Ventures

7BC.VC Invested in Superhuman Alongside Jason Calacanis

7BC.VC AI, FinTech & Blockchain
LB Ventures Holding Company



Tony Ma
Technical Advisor

Raised $13m for Benten Technologies

Chair of the Founder's Network DC Chapter

Entrepreneurs' Organization
founders Network

GZI

ROADMAP

GZI's continuous progress

SEP 2020

Pitched Alumni Agnel Group

CEO Screened Biotech Ventures for COVID

DEC 2020

Solidifies Positioning

Outperforms 103/107 of Wall St.'s largest hedge funds with 58% gain, including 400% on biotech

MAR 2021

Public Recognition

Interviews at CNBC, Graduates Founder Institute's Accelerator as FI Select Company

JUNE 2021

Press Coverage

CEO featured in the "Top 10 Most Influential Leaders in Biotechnology", Fund Up 30% YTD

JULY 2021

Contracts and Financing

Closes $250k from Netcapital, 2yr Development Contract with Kiwitech

AUGUST 2021

Visibility and Distribution

Onboards leading VC advisor, Social Media pageviews spike 335% MoM, Finalizing GZI's rights to an ETF

GZI

VISION

In five years, GZI's goal is to use alternative financial data for the benefit of customers around the world.

GZI

SUMMARY

Here's a quick recap of why we're amazing

Huge market opportunity

- International partnerships rapidly distribute product worldwide
- Finalizing rights to an ETF launched through Exchange Traded Concepts

Experienced team

- Industry leaders across sectors from leading accelerators and networks
- 2 exits, $13m raised, leading investors

Successful product launch

- $250k Reg CF Offering on Netcapital, a Top 5 Platform
- 2yr development contract with Kiwitech

Raising $750k by Janurary 2022

- Fund and launch GZI 2.0 and 3.0 to reach
- 142 contracts

GZI